Exhibit 99.2

Loan Agreement

Integrated Media Technology Limited

ACN 132 653 948

Capital Stone Holdings Limited

Contents

1.	Definitions	1
2.	Interpretation	4
3.	Loan	5
4.	Purpose	5
5.	Repayment of Loan	5
6.	Interest on Loan	6
7.	Default interest	6
8.	Security	6
9.	Event of Default	7
10.	Effect of Event of Default	8
11.	Repayment default	8
12.	No duty	8
13.	Indemnity	8
14.	The Lender’s certificate	8
15.	Payments	9
16.	General warranties	9
17.	Trusts	9
18.	Warranties repeat and continue	10
19.	Continuing indemnities	11
20.	Assignment	11
21.	Amendment	11
22.	No waiver	11
23.	Further action	11
24.	No merger	11
25.	Counterparts	11
26.	Notice	11
27.	Consents and approvals	12
28.	Governing law	12
29.	Severance	12
30.	Costs	12

pg i

Parties

Party 1

Integrated Media Technology Limited ACN 132 653 948 of Level 7, 420 King William Street Adelaide South Australia 5000 (Lender)

Party 2

Capital Stone Holdings Limited a company incorporated in the British Virgin Islands with its registered address at Overseas Management Company Trust (BVI) LTD., OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands (Borrower)

Introduction

A.	The Borrower has asked the Lender to provide the Loan.

B.	The Lender has agreed to provide the Loan to the Borrower.

C.	The parties wish to document the terms of the Loan by way of this agreement.

Operative clauses

1.	Definitions

Unless otherwise specified, in this agreement:

ASX means ASX Limited;

Business Day means any day except a Saturday or a Sunday or other public holiday in South Australia;

Collateral has the meaning given to that term in the Security;

Collateral Security has the meaning given to that term in the Security;

Company means eGlass Technologies Ltd (ACN 659 782 028);

Control means:

(a)	in relation to any body corporate, the ability of any persons to exercise control (which includes the ability to remove or appoint all or a majority of the directors of that body corporate) over the body corporate by virtue of holding the voting shares in that body corporate or by any other means whatsoever; and

(b)	in relation to a trust, the ability of any persons to exercise control (which includes the ability to remove or appoint a trustee of the trust) of the trust;

Corporations Act means the Corporations Act 2001 (Cth);

Distress Event means the happening of any of the following events in relation to a person:

(a)	where the person is a body corporate:

(i)	the body corporate becomes a Chapter 5 body corporate under the Corporations Act or steps are taken towards making the body corporate a Chapter 5 body corporate (but not where the steps taken consist only of making an application to a court and the application is withdrawn or dismissed within 10 Business Days);

pg 1

(ii)	without limiting paragraph (i), a controller, administrator, receiver, receiver and manager or analogous person is appointed to the body corporate or any of the body corporate’s property (except where the other party is satisfied that the appointment is capable of being set aside and it is set aside within 5 Business Days of the appointment being made) or any steps are taken for the appointment of such a person (except where the steps taken are reversed or abandoned within 10 Business Days);

(iii)	the appointment of a liquidator or provisional liquidator for the winding up of the body corporate (except where the other party is satisfied that the appointment is capable of being set aside and it is set aside within 5 Business Days of the appointment being made);

(ii)	any steps are taken (including, without limitation, the making or passing of an application, order or resolution) with respect to the appointment of a liquidator or provisional liquidator for the winding up of the body corporate (unless those steps are stayed, withdrawn or dismissed within 10 Business Days);

(v)	the body corporate is taken to have failed to comply with a statutory demand within the meaning of section 459F of the Corporations Act;

(vi)	the body corporate suspends payment of all or a class of its debts, or enters, or takes any step towards entering, a compromise or arrangement with, or assignment for the benefit of, any of its members or creditors;

(vii)	the body corporate is or becomes, or its directors state that it is, or has become, unable to pay its debts as and when they become due and payable;

(viii)	the body corporate is taken by applicable law to be (or if a court would be entitled or required to presume the body corporate is) unable to pay its debts;

(ix)	a distress, attachment, execution, or other process of a Government Agency is issued against, levied or entered upon an asset of the body corporate in an amount exceeding $100,000 and is not set aside or satisfied within 10 Business Days;

(x)	any Security Interest for an amount in excess of $100,000 is enforced, or becomes capable of being enforced, against an asset of the body corporate or of a related body corporate;

(xv)	the body corporate is deregistered or any steps are taken to deregister the body corporate under the Corporations Act (except where the steps taken are reversed or abandoned within 10 Business Days);

(xvii)	the body corporate suspends payment of all or a class of its debts;

(xviii)	the body corporate enters into or resolves to enter into any arrangements, compositions or compromise with, or assignment for the benefit of, any of its creditors;

(xix)	the body corporate ceases or threatens to cease to carry on its business or any major part of its business;

(xx)	without limiting the foregoing, an event affecting the solvency of the body corporate, if domiciled in a foreign jurisdiction, in any manner similar to the way in which any one of the foregoing events would affect the body corporate if it was domiciled in Australia; or

(xxi)	anything analogous to or substantially similar effect to any of the above events; and

(b)	where the person is a natural person:

(i)	the person authorises a registered trustee or solicitor to call a meeting of his or her creditors or proposes or enters into a deed of assignment or deed of arrangement or a composition with any of his or her creditors;

pg 2

(ii)	a person holding a Security Interest in assets of the person enters into possession of or takes control of any of those assets or takes any steps to enter into possession of or take control of any of those assets;

(iii)	the person commits an act of bankruptcy or has a bankruptcy notice issued against them;

(v)	a receiver or trustee for creditors in bankruptcy is appointed to any of the person’s property;

(vi)	the person becomes an “insolvent under administration” within the meaning of the Corporations Act;

(vii)	the person dies, is imprisoned or becomes incapable of managing his or her own affairs; or

(viii)	anything analogous to having a substantially similar effect to any of the above events.

Draw Date means the date of Completion under the Share Sale and Purchase Agreement or such other date as may be agreed between the parties in writing;

Event of Default means an event of default specified in clause 9;

Finance Document means each of:

(a)	this agreement;

(b)	each Security;

(c)	each Guarantee; and

(d)	any document which the parties agree is a “finance document” for the purposes of this agreement;

Financial Indebtedness means any debt or other monetary liability or indebtedness in respect of moneys borrowed or raised or financial accommodation;

Government Agency means any government, intergovernmental or any governmental or semi-governmental entity, judicial entity, authority, agency, commission, corporation or body and any regulatory or self-regulatory organisation or authority or body established under applicable law;

Interest Rate means 5% per annum;

IPO means an initial public offering of shares in the Company pursuant to a prospectus to be lodged with ASIC, in support of an application by the Company to be admitted to the official list of ASX;

IPO Price means the price at which new shares in the Company are offered to the public pursuant to the IPO;

Listing Rules means the Listing Rules of ASX;

Loan means the principal amount of US$6,800,000

Outstanding Moneys means:

(a)	the Loan;

(b)	any money capitalised by the Lender under this agreement;

(c)	any default interest owing under this agreement;

(d)	all interest, fees, costs, expenses and other amounts owing to the Lender by the Borrower under a Finance Document;

(e)	any costs or expenses reasonably incurred by the Lender in the recovery or attempted recovery of any other of the Outstanding Moneys;

(f)	any fees, costs or expenses incurred by the Lender in the exercise or attempted exercise of any right and remedy conferred by a Finance Document or by legislation; and

pg 3

(g)	any other amount owing under a Finance Document, that remains outstanding;

PPSA means the Personal Property Security Act 2009 (Cth);

Relevant Person has the meaning given to that term in the Security;

Remedy Period has the meaning given to that term in clause 9.2(a);

Security means the specific security deed dated on or about the date of this agreement between the Borrower and the Lender;

Security Interest includes:

(a)	any security interest under the PPSA;

(b)	any mortgage, charge, pledge, hypothecation, lien, retention of title arrangement, set-off arrangement or other arrangement having the same or equivalent commercial effect as a grant of security; or

(c)	any agreement to create or give rise to any interest or arrangement of the type referred to in paragraphs (a) or (b);

Secured Money has the meaning given to that term in the Security;

Share Sale and Purchase Agreement means the share sale and purchase agreement between the Lender and the Borrower dated on or about the date of this agreement;

Transaction Party means:

(a)	the Borrower;

(b)	any other “transaction party” as that term is defined in a Finance Document; and

(c)	any other person the parties agree is a “transaction party” for the purposes of this agreement; and

Term has the meaning given to that term in clause 5.1.

2.	Interpretation

In this agreement, unless the context otherwise requires:

2.1	the Introduction is correct;

2.2	headings do not affect interpretation;

2.3	singular includes plural and plural includes singular;

2.4	words of one gender include any gender;

2.5	a reference to time is a reference to Adelaide, Australia time;

2.6	a reference to “dollars”, “US$” or “$” is a reference to United States currency;

2.7	a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

2.8	a reference to a clause, paragraph, schedule or annexure is to a clause or paragraph of, or schedule or annexure to, this agreement, and a reference to this agreement includes any schedule or annexure;

2.9	reference to a person includes a corporation, body corporate, joint venture, association, government body, firm and any other entity;

2.10	a reference to a party is to a party to this agreement, and a reference to a party to an agreement includes the party’s executors, administrators, successors and permitted assigns and substitutes;

pg 4

2.11	a reference to this agreement includes this agreement as varied, supplemented, assigned or novated from time to time;

2.12	reference to two or more people means each of them individually and all of them jointly;

2.13	if a party comprises two or more people:

(a)	a promise by that party binds each of them individually and all of them jointly;

(b)	a right given to that party is given to each of them individually;

(c)	a representation, warranty or undertaking by that party is made by each of them individually;

2.14	a provision must not be construed against a party only because that party prepared it;

2.15	a provision must be read down to the extent necessary to be valid. If it cannot be read down to that extent, it must be severed;

2.16	the meaning of general words or provisions shall not be limited by references to specific matters that follow them (for example, introduced by words such as “including” or “in particular”) or precede them or are included elsewhere in this agreement;

2.17	if a thing is to be done on a day which is not a Business Day, it must be done on the next Business Day;

2.18	another grammatical form of a defined expression has a corresponding meaning;

2.19	an expression defined in the Corporations Act 2001 (Cth) has the meaning given by that Act at the date of this agreement.

3.	Loan

The Lender agrees to lend to the Borrower the Loan in a single lump sum on the Draw Date.

4.	Purpose

4.1	The Borrower must only use the proceeds of the Loan for paying the Purchase Price under the Share Sale and Purchase Agreement.

4.2	The Lender is not obliged to ensure compliance with this clause.

5.	Repayment of Loan

5.1	The term of the Loan is two years from the Draw Date (Term).

5.2	Subject to subclauses 5.3 and 5.4 and clause 6, the Borrower must repay to the Lender any Outstanding Moneys on the expiration of the Term.

5.3	The Borrower may, at its option, at any time repay to the Lender all or part of the Outstanding Moneys before the expiration of the Term.

pg 5

5.4	If the shares in the Company have become listed on ASX before the end of the Term, the Outstanding Moneys may be repaid by:

(a)	subject to clause 5.6, at the Borrower’s election, and subject to any approvals required under the Listing Rules, the Borrower transferring to the Lender the number of shares in the Company calculated as follows:

Where Share Price means the lower of:

(i)	90% multiplied by the volume weighted average price per share of in the Company as reported on the ASX for the 5 consecutive trading days up to the day before the Outstanding Amount is repaid; or

(ii)	the IPO Price multiplied by 120%; or

(b)	subject to clause 5.6, at the Lender’s election, and subject to any approvals required under the Listing Rules, the Borrower transferring to the Lender the number of shares in the Company calculated by dividing the amount of Outstanding Money by the IPO Price. If the Borrower does not hold sufficient shares in the Company to discharge its obligation to transfer shares in the Company pursuant to this clause 5.4(b), the Borrower must repay the amount of any Outstanding Money that has not been repaid by a transfer of shares in the Company, to the Lender by an electronic transfer of funds to a bank account nominated by the Lender for that purpose.

5.5	The Borrower or the Lender may only make an election under clause 5.4(a) or 5.4(b), respectively, during the period of 15 days after the shares in the Company have become listed on ASX. If neither the Borrower nor the Lender makes an election under clause 5.4 by the date that is 15 days after the date the shares in the Company have become listed on ASX, the Lender will be deemed to have made an election under clause 5.4(b).

5.6	Upon a party making or being deemed to have made an election under clause 5.4, the other party will no longer have any right to make an election under that clause.

6.	Interest on Loan

6.1	The Borrower must pay to the Lender interest at the Interest Rate on the Outstanding Moneys.

6.2	Interest is calculated and accrues from day to day, from the Draw Date until and including the date on which all Outstanding Moneys are repaid.

6.3	Accrued interest is capitalised and must be paid by no later than the expiration of the Term.

7.	Default interest

7.1	The Borrower must pay to the Lender interest on money due and payable to the Lender under the Finance Documents but unpaid at the rate equal to 5% above the Interest Rate.

7.2	Default interest accrues from day to day, from the day the interest or other money becomes payable until and including the day of payment.

7.3	The Lender may capitalise accrued default interest at any time by providing written notice to the effect to the Borrower.

8.	Security

8.1	Payment of the Outstanding Moneys is secured by the Security.

8.2	The Security must:

(a)	be in a form acceptable to the Lender;

(b)	be properly executed;

(c)	be properly stamped and registered (if applicable); and

(d)	in respect of the Security, have the priority contemplated by the parties to it.

pg 6

9.	Event of Default

It will be an Event of Default if:

9.1	the Borrower or any other Transaction Party fails to pay an amount under a Finance Document when it falls due;

9.2	the Borrower or any other Transaction Party breaches or is in default of its obligations under a Finance Document (other than an obligation referred to in clause 9.1); and

(a)	by written notice to the Borrower or that Transaction Party, the Lender requires remedy of the default within 14 days or any longer period the Lender allows (Remedy Period); and

(b)	the Borrower or that Transaction Party is still in default at the end of that Remedy Period;

9.3	an “event of default”’ (howsoever expressed or defined) occurs under a Finance Document, a Collateral Security, or another Security Interest in the Collateral granted to any person;

9.4	a representation, warranty or statement made or deemed to be made by a Transaction Party is untrue or misleading in any material respect, or becomes false or misleading;

9.5	the Borrower or any other Transaction Party stops payment, or threatens to do so;

9.6	the Lender reasonably considers that the financial position of the Borrower or any other Transaction Party is materially impaired;

9.7	the Borrower or any other Transaction Party reduces its capital or buys-back its shares, or takes steps to do so;

9.8	a Transaction Party gives financial assistance for the acquisition of shares in that Transaction Party without the Lender’s consent;

9.9	without the Lender’s consent:

(a)	Control of the Borrower or any other Transaction Party changes; or

(b)	there is a change in the directors of the Borrower or any other Transaction Party;

9.10	without the Lender’s consent, the Borrower or any other Transaction Party alters its constitution;

9.11	this deed, the Security, or any other Finance Document (or any part thereof) is terminated or is able to be terminated or is or becomes capable of becoming void, voidable, illegal, invalid, ineffective, or unenforceable or of limited force and effect;

9.12	an undertaking, given to the Lender by or for the Borrower or any other Transaction Party, in respect of any Finance Document, the Collateral or a Collateral Security, is not wholly performed within any period specified in the undertaking (or if no period is specified, within 30 days after the date of the undertaking);

9.13	the Borrower or any other Transaction Party fails to meet any lawful demand made by the Lender under a Finance Document within seven days of such demand;

9.14	the Security is not binding or any person alleges that the Security is not binding;

9.15	the Security ceases to have the priority it purports to have under or in connection with a Finance Document;

9.16	a Security Interest over any property which is the subject of a Security becomes unenforceable;

9.17	any other indebtedness of the Borrower or any other Transaction Party becomes due and payable or capable of being declared due and payable before its stated maturity other than as a result of an optional right of prepayment in the absence of default;

9.18	there is a default under a document in respect of any Financial Indebtedness or any such document becomes enforceable;

9.19	without the Lender’s consent, the Borrower or any other Transaction Party does anything which in the opinion of the Lender reduces or would have the likely consequence of reducing the value or effectiveness of the Security;

pg 7

9.20	a Distress Event occurs in respect of the Borrower or any other Transaction Party;

9.21	there occurs any other event or series of events, whether related or not (including, without limitation, any material adverse change in the business, assets or financial conditions of the Borrower or any other Transaction Party or a Relevant Person or any other person) which in the absolute and unfettered opinion of the Lender could affect:

(a)	the ability or willingness of the Borrower or any other Transaction Party to perform its respective obligations to the Lender; or

(b)	the value to the Lender of the Security or any Collateral Security; or

9.22	any of the above events occur in respect of another person liable to pay any Secured Money (including any other Transaction Party).

10.	Effect of Event of Default

Despite any delay or previous waiver by the Lender, if an Event of Default has occurred, the Lender may (in addition to all or any of the Lender’s rights and remedies under the Finance Documents, any rule of common law, any principles of equity and/or under any legislation) do any or all of the following:

10.1	make all the Outstanding Moneys immediately payable by written demand to the Borrower;

10.2	enforce the Guarantee; and

10.3	enforce the Security.

11.	Repayment default

If the Lender demands the repayment of the whole or any part of the Outstanding Moneys under clause 10.1 and the Borrower does not comply with that demand within 7 days of receipt of the Lender’s written demand, the Lender may immediately:

11.1	sue the Borrower for the whole of the Outstanding Moneys as a debt; and/or

11.2	exercise all or any of the Lender’s rights and remedies under this agreement, any rule of common law, any principles of equity and/or under any legislation.

12.	No duty

The Lender may exercise its powers as it thinks fit, is not obliged to exercise any power and is not liable for any loss caused by the exercise, non-exercise, attempted exercise, delayed exercise or past exercise of a power.

13.	Indemnity

The Borrower indemnifies the Lender against all claims, costs, liability, losses and expenses in respect of an Event of Default, the exercise, non-exercise, attempted exercise or delayed exercise of any power by the Lender and any claim in respect of anything done or not done in relation to or in connection with this agreement. In this clause 13, Lender includes any attorney, employee, officer, proprietor, principal, director, manager, agent, consultant, contractor, beneficiary, shareholder, and professional adviser of the Lender.

14.	The Lender’s certificate

A certificate signed by or for the Lender as to:

14.1	the amount of money owing to the Lender on a certain date;

14.2	any other matter in respect of this agreement;

is sufficient evidence of the matter unless proved incorrect.

pg 8

15.	Payments

The Lender may use any payment received from the Borrower in satisfying money due from the Borrower in any way that the Lender determines.

16.	General warranties

The Borrower represents and warrants that, except as disclosed in writing to the Lender before the date of this agreement:

16.1	the Borrower has power and authority to enter this agreement and to perform its obligations under this agreement;

16.2	by entering into this agreement, the Borrower does not breach any applicable law, any contract, arrangement, understanding (written or unwritten) or any other binding arrangement, or any provision of the Borrower’s constitution or similar documents (if relevant);

16.3	a Distress Event has not occurred in respect of the Borrower or any other Transaction Party;

16.4	the Borrower and each Transaction Party are able to pay all their debts as and when they become due and payable;

16.5	there are no facts, matters, events or circumstances which give any person the right to apply to liquidate or wind up the Borrower or any other Transaction Party, or the right to apply for a bankruptcy notice to be issued against the Borrower or any other Transaction Party (as the context requires);

16.6	there are no existing or threatened proceedings (including without limitation, prosecution, litigation, arbitration, infringement, or other investigation) affecting the Borrower or any other Transaction Party, before any court or governmental authority or arbitrator, which may materially impair:

(a)	the Borrower’s or any other Transaction Party’s business; or

(b)	the Borrower’s or any other Transaction Party’s financial position or ability to perform its obligations under the Finance Documents;

16.7	no information provided to the Lender by or for the Borrower or any other Transaction Party is false or misleading;

16.8	the Borrower has disclosed in writing to the Lender all information which may reasonably affect the Lender’s decision to provide financial accommodation or not press for immediate payment of the Outstanding Moneys;

16.9	the Borrower has either:

(a)	sought independent legal advice; or

(b)	declined to seek independent legal advice, in respect of this agreement and its obligations under this agreement; and

16.10	this agreement constitutes a legal, valid and binding obligation on the Borrower enforceable in accordance with its terms by the appropriate legal remedy.

17.	Trusts

17.1	This clause applies if the Borrower is a trustee of a trust (whether or not the Lender knows about the trust).

pg 9

17.2	The Borrower must provide to the Lender a true copy of the trust deed (as amended) whenever requested.

17.3	This agreement binds the Borrower and any succeeding trustee and any additional trustee personally and as trustee of the trust.

17.4	The Borrower must cause any new trustee of the trust to sign any documents the Lender requires to ensure that this agreement binds that new trustee.

17.5	Unless the Lender consents, the Borrower must not:

(a)	amend the trust deed;

(b)	retire as trustee of the trust; or

(c)	appoint a new trustee of the trust.

17.6	The Borrower represents and warrants that:

(a)	the trust deed for the trust creates or evidences all trusts of which the Borrower is a trustee;

(b)	the Borrower is the sole trustee of the trust;

(c)	the Borrower has power to execute this agreement and to perform its obligations under this agreement;

(d)	the Borrower has a right of indemnity from trust assets which is unrestricted (subject to law and to the trust deed);

(e)	the Borrower executes this agreement as part of the proper administration of the trust fund and for the benefit of the beneficiaries;

(f)	the Borrower has disclosed in writing to the Lender all information about the trust and the trust assets which may reasonably affect the Lender’s decision to provide financial accommodation or not press for immediate payment of the Outstanding Moneys;

(g)	no vesting date of the trust has been or will be determined;

(h)	the Borrower is not in breach of trust;

(i)	there are no claims against the trust assets;

(j)	no notice has been or will be given under any legislation inviting claims against the trust fund before distribution;

(k)	no trust assets have been or will be resettled, set aside or transferred to other trusts; and

(l)	no capital has been or will be distributed under the trust, without the consent of the Lender.

17.7	The Borrower represents and warrants that each representation and warranty in this clause will be true at all times while this agreement is in force.

18.	Warranties repeat and continue

18.1	The Borrower repeats each representation and warranty in this agreement whenever the Lender provides financial accommodation to or for the Borrower and whenever any portion of the Outstanding Moneys is paid to the Lender.

18.2	The Borrower represents and warrants that each representation and warranty given by the Borrower in this agreement will be true at all times while this agreement is in force.

pg 10

19.	Continuing indemnities

Unless this agreement provides otherwise:

19.1	each indemnity in this agreement is a continuing obligation, separate and independent from the other obligations of the parties, and survives termination or expiration of this agreement;

19.2	it is not necessary for a party to incur expense or make any payment before enforcing a right of indemnity conferred by this agreement; and

19.3	the making of a claim by a party under an indemnity contained in this agreement in respect of a particular event does not preclude that party from subsequently making further claims under that indemnity in respect of the same event.

20.	Assignment

A party may only assign its rights or obligations under this agreement with the written consent of the other party.

21.	Amendment

This agreement may only be amended in writing signed by the parties.

22.	No waiver

22.1	A party may only waive a breach of this agreement in writing signed by that party or its authorised representative.

22.2	A waiver is limited to the instance referred to in the writing.

23.	Further action

23.1	Each party must do all things necessary to carry out this agreement, including:

(a)	executing documents; and

(b)	ensuring its employees and agents perform their obligations.

23.2	A party must not do anything that will prevent this agreement from being carried out.

24.	No merger

The rights and obligations under this agreement do not merge on completion of any transaction contemplated by this agreement.

25.	Counterparts

25.1	This agreement may be executed in any number of counterparts. A counterpart may be a scanned PDF format or a document created by any other means of legible electronic production.

25.2	Together all counterparts make up one document.

25.3	If this agreement is executed in counterparts, it takes effect when each party has received the counterpart executed by each other party, or would be deemed to have received it if a notice.

26.	Notice

26.1	Notice must be in writing and in English, and may be given by an authorised representative of the sender.

26.2	Notice may be given to a person:

(a)	personally;

(b)	by leaving it at the person’s address last notified;

pg 11

(c)	by sending it by pre paid mail to the person’s address last notified;

(d)	by sending it by electronic mail to the person’s email address last notified.

26.3	Notice is deemed to be received by a person:

(a)	when left at the person’s address;

(b)	if sent by pre paid mail, five Business Days after posting;

(c)	if sent by electronic mail, on the day after the day the message is showing on the sender’s electronic mail system as having been properly transferred or transmitted.

However, if the notice is deemed to be received on a day which is not a Business Day it is deemed to be received on the next Business Day.

26.4	If two or more people comprise a party, notice to one is effective notice to all.

27.	Consents and approvals

27.1	Unless otherwise provided in this agreement, the Lender may give or withhold its determination, nomination, notice, consent, request, agreement, authorisation, or approval under this agreement, but that consent is not to be unreasonably delayed or withheld.

27.2	The Lender’s determination, nomination, notice, consent, request, agreement, authorisation or approval given pursuant to or required by this agreement is valid only if it is in writing and signed by the Lender or its authorised representative.

28.	Governing law

28.1	This agreement is governed by the law of South Australia.

28.2	The parties irrevocably submit to the exclusive jurisdiction of the courts of South Australia and the South Australian division of the Federal Court of Australia, and the courts of appeal from them.

28.3	No party may object to the jurisdiction of any of those courts on the ground that it is an inconvenient forum or that it does not have jurisdiction.

29.	Severance

If a provision of this agreement would, but for this clause 29, be void, unenforceable or illegal in a jurisdiction:

29.1	the provision will be read down to the extent necessary to avoid that result; and

29.2	if the provision cannot be read down to that extent it will be severed in that jurisdiction,

without affecting the validity and enforceability of that provision in any other jurisdiction or any other provisions of this agreement. This clause 29 has no effect if its operation alters the basic nature of this agreement or is contrary to public policy.

30.	Costs

The parties must pay their own cost of preparing this agreement and any document required by this agreement.

pg 12

Executed as an agreement on

Executed by Integrated Media Technology Ltd in accordance with section 127 of the Corporations Act 2001 (Cth):

Director	Director/Company Secretary

Name (please print)	Name (please print)

Executed by Capital Stone Holding Limited:

Director	Director/Company Secretary

Name (please print)	Name (please print)

pg 13